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                                                                  EXHIBIT (a)(2)

June 9, 1999

David Lang
T.A. Associates
High Street Tower, Suite 2500
125 High Street
Boston, MA 02110

Dr. Ramie Tritt, Chairman
Gerald Benjamin, Vice Chairman
Richard Ballard, CEO
Physician Specialty Corp.
1150 Lake Hearn Drive
Atlanta, GA 30342
Attn: Special Committee


Dear Gentlemen:

         Allied Capital Corporation ("Allied") agrees to invest $16,000,000 in exchange for $15,000,000 of subordinated debentures (the "Debentures") and warrants to purchase common stock (the "Warrants") of Physician Specialty Corp. (the "Company"), approximately $850,000 in redeemable preferred stock and $150,000 in convertible preferred stock of the Company. Allied's redeemable and preferred stock investment will be on the same terms as TA Associates investment. The Company agrees to issue the Debentures and Warrants to Allied, on the terms and subject to the conditions set forth below.

                                 THE DEBENTURES

Securities:                         Subordinated Debentures in the aggregate
                                    principal amount of $15,000,000.

Use of Proceeds:                    The proceeds of the Debentures will be used
                                    to purchase the Company's outstanding shares of common stock pursuant to a merger between the Company and an affiliate of TA
                                    Associates ("TA") to be made in compliance with all applicable legal requirements. It is Allied's understanding that the merger will be financed by additional senior bank debt of at least $35,000,000 of a $60,000,000 facility and that funds managed by TA Associates will contribute at least
                                    $26,950,000 in redeemable preferred stock and $4,850,000 in convertible preferred stock with all shares of common stock owned by Management to be excluded from the merger offer. It is also Allied's understanding that approximately 80% of the physicians

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                                    shares will be purchased for cash with the
                                    remainder to be rolled into shares of common stock of the Company at the merger price.
                                    Note: wherever amounts listed above may
                                    change, the principle is that the credit parameters will remain unchanged or improve.

Maturity:                           Seven years from closing (the "Maturity
                                    Date") or up to 6 months more depending upon the maturity of the senior bank facility.
                                    The Debentures are not assumable and may be called upon a change of control as described below.

Issuers: The Company and all of its subsidiaries, as co-borrowers.

Guarantors:                         None.

Interest Rate:                      Interest will accrue at the rate of 15.5%
                                    per annum until the Maturity Date, 12% of which will be paid in cash (the "Current Pay
                                    Rate") and 3.5% in additional principal
                                    amount of Debentures (the "PIK Amount").

Repayment:                          Quarterly payments of interest only for 7
                                    years with a balloon payment at the Maturity
                                    Date. Interest shall be paid currently on a quarterly basis at the Current Pay Rate. At the beginning of each quarter, the then outstanding principal balance of the
                                    Debentures shall be increased by the PIK
                                    Amount defined as the difference between:
                                    (i) interest accruing on the principal
                                    balance; and (ii) interest payable at the Pay Rate on the principal balance. At the end of each quarter, interest accrued and interest payable shall be calculated on the then outstanding principal balance of the Debenture, as increased by all PIK Amounts and decreased by all principal repayments and prepayments, with the end result that interest shall be compounded quarterly.

Penalty Interest.                   If an event of default occurs, in addition
                                    to any other legal remedy, the interest rate on the Debentures will increase to 17% per annum so long as the event of default continues, and this additional interest will be payable currently, in cash.

Senior Debt:                        The Debentures shall be subordinate to a
                                    senior bank facility and any senior debt
                                    refinancing thereof, in an outstanding
                                    principal amount not to exceed the maximum
                                    senior indebtedness of the Company that does
                                    not result in a violation of the financial
                                    covenants described below. If the senior
                                    debt amortization materially changes, Allied
                                    will receive a fixed charge coverage
                                    covenant to maintain the credit and be
                                    mutually agreeable between Allied and TA
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                                    Associates.

Subordinated Seller Notes:          All existing and future seller notes issued
                                    in an acquisition will be fully subordinated to Allied's senior secured subordinated debt.

Prepayments                         If the Company prepays the Debentures during
                                    the first two years, the Company shall pay a repayment charge equal to 4% of the principal amount prepaid if the prepayment occurs in year 1, and 2% in year 2. Upon completion of an initial public offering, the relevant prepayment penalty will be reduced by half.

Call Provision:                     In the event of (i) a change of control
                                    affecting 50% of the outstanding stock, (ii) transfer of the stock by either T.A.
                                    Associates and/or Ramie Tritt of 33% of
                                    its/his equity holdings at closing (iii)
                                    TA's loss of control of the board in the event of default, (iv) transfer of the Company's business, or (v) upon the completion of the Company's initial public offering, Allied may, by written demand, require the Company to prepay the outstanding principal amount together with any accrued interest and prepayment penalty under the Debentures. However, in the event of an initial public offering, the Company may prepay the outstanding principal amount together with any accrued interest and prepayment penalty under the Debentures pro rata with the pay-down of the senior debt provided the company overall is materially de-levered as a result of the IPO.

Confidentiality:                    In the event Allied participates its
                                    investment, potential investors will be
                                    subject to a confidentiality agreement.

                                  THE WARRANTS

Securities:                         Allied shall receive, at closing, separate
                                    and detachable warrants to purchase the
                                    Company's common stock. The cost and
                                    exercise price of these warrants will be $100. The warrants, when exercised, will provide stock ownership in the Company of 1.88% as of the date of Closing, on a fully diluted basis (with the exception of a 5% management incentive plan), subject to anti-dilution adjustments as set forth below.

Exercise Period:                    Commencing as of the date of closing and
                                    expiring on the greater of 10 years or 3 years from the date of final payment on the Debentures.


Warrant Purchase Price:             $___per share, or $100 in the aggregate.

Economic Anti-Dilution:             The number of shares issuable under the
                                    Warrants shall be adjusted

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                                    using a standard weighted average
                                    anti-dilution formula for issuance of Common
                                    Stock or securities convertible into or
                                    exercisable for Common Stock that are issued at a purchase price below the equity value of the transaction ($10.50 a share) for the Warrant shares at the merger offer.

                                    Excluded from the anti-dilution provisions
                                    are (i.) __ shares of Common stock to be
                                    reserved as of Closing by the Board of
                                    Directors for issuance to executive
                                    employees at a price not less than fair
                                    market value under a stock option plan
                                    approved by the stockholders, and (ii.)
                                    shares of common stock issuable under the
                                    warrants, options, or convertible securities
                                    of the Company outstanding on the Closing
                                    Date.
Participation in
Dividends, etc.:                    If the Company declares any dividend or
                                    makes any distribution (other than in shares of Common Stock or its equivalent), or repurchases or redeems any of its securities, the Company will pay Allied the declared dividend, or offer to include
                                    Allied in such distribution, repurchase or redemption, if Allied exercises its Warrants immediately prior to the event. The Company will provide Allied with at least 15 business days notification of its intent to make such dividend or distribution.



Registration Rights:

                           (1) Allied shall be entitled to unlimited "piggy back" registration rights on registrations of the Company (together with other holders of such rights), subject to the rights of underwriters to cut back, pro rata with others exercising piggy back rights, the number of shares proposed to be registered by the holders in view of market conditions.

                           (2) The registration expenses (other than underwriting discounts and commissions) and reasonable separate counsel fees for one counsel in connection with each registration shall be paid by the Company.

                           (3) The registration rights shall terminate on the earlier of five years following the closing of the Company's initial public offering or as soon as all Registrable Securities may be sold without any volume or other restrictions under Rule 144.


Put Rights:                         On the seventh anniversary of the closing,
                                    Allied may require the Company to

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                                    purchase its warrants or the resulting stock
                                    at a valuation equal to fair market value determined by a mutually acceptable 3rd party independent appraisal process. Put rights terminate on IPO.

Mandatory Exercise:                 Allied must exercise its warrant option upon
                                    completion of an initial public offering by the Company.

Personal Gain on Sale:              Should the business be sold for any reason,
                                    any personal gain to the principal owners such as employment or consulting contracts significantly in excess of fair market compensation at the time of such sale shall be used in calculating the total consideration being paid for the business, and Allied shall share in the total calculation based on its percentage ownership.

Right of Co-Sale:                   Each of the principal shareholders (e.g., TA
                                    Associates, Ramie Tritt) of the Company will give 30 days notice to Allied in the event that he or she proposes to sell shares of the Company's Common Stock in other than a registered offering. Allied warrant shares will have the right to participate on a pro rata basis at the same prices and terms of any such sale. This right will not apply to the sale by T.A. Associates or Ramie Tritt of up to 20% of its/his initial holdings.

Transfer Rights:                    The Warrants and related rights are freely
                                    transferable subject to applicable
                                    securities laws.

TA Associates as Agent:             The preferred and convertible stock
                                    purchased by Allied will participate pro rata in all transactions affecting that class of stock.



                              AFFIRMATIVE COVENANTS

                                    Substantially the same as those affirmative covenants covered in the senior loan terms sheet subject to additional covenants to which Allied and the Company agree.

Information Rights:                 Allied shall be entitled to receive from the
                                    Company (i) audited fiscal year end
                                    financial statements, prepared by a national
                                    accounting firm, (ii) quarterly financial
                                    statements (including year-to-date results,
                                    comparisons to the previous year's results
                                    for such period and comparisons to budget),
                                    together with a brief management executive
                                    summary report and covenant calculations,
                                    and (iii) before each fiscal year end, a
                                    copy of the Company's quarterly budget and
                                    cash flow projections for the next fiscal
                                    year.
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Material Filings/
Regulatory Reports:                 Within 30 days after filing, the Company
                                    will provide Allied with a copy of all
                                    material documents filed with government agencies such as the IRS, EPA, OSHA and SEC.

Material Litigation:                Within 30 days after filing, the Company
                                    will provide Allied with pleadings of any material lawsuits filed by or against the Company.

Default Notice:                     Within 10 days of receipt, the Company will
                                    provide Allied with a copy of any
                                    notification received of any defaults on any material loans or leases to which the Company is a party.

Financial Covenants:                The Company shall maintain the following
                                    financial covenants (this section may be updated pending review of actual senior covenants):

                                    Financial covenants, with definitions of financial terms, levels and other terms to be agreed upon by the Company and Allied, determined on a consolidated basis for the Company and its subsidiaries, and to include, at a minimum, the following:

                                        (a)  Maximum Senior Leverage Ratio
                                             (Senior Debt to Adjusted EBITDA):
                                             3.5 to 1.0 with step downs to be
                                             determined;

                                        (b)  Maximum Total Leverage Ratio (Total
                                             Debt to Adjusted EBITDA): 4.80 to
                                             1.0 with step downs to be
                                             determined; and

                                        (c)  Minimum Interest Coverage Ratio:
                                             2.10 to 1.0.

                                        "Adjusted EBITDA" shall mean
                                         consolidated EBITDA for the Company
                                         and its subsidiaries for the preceding
                                         fiscal quarter, multiplied by four (4),
                                         plus predetermined EBITDA in
                                         connection with acquisitions occurring
                                         in such quarter in amounts to be
                                         determined.

Insurance:                          The Company will maintain adequate hazard
                                    and business interruption insurance listing
                                    Allied as the lienholder/mortgagee to the extent of its interest.

Use of Proceeds:                    The Company shall authorize Allied to
                                    conduct a review, and shall certify in
                                    writing to Allied, that proceeds of the
                                    Debentures were used for permitted purposes.
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Information Requests:               The Company shall furnish all information
                                    Allied may reasonably request to enable
                                    Allied to file any form required by any
                                    governmental authority.

Access to Information:              The Company shall permit Allied or its
                                    representatives to obtain background
                                    information on the Company and its
                                    management, and to inspect and copy the
                                    Company's records during business hours. The
                                    Company shall permit Allied to interview the Company's accountants.

Maintain Existence:                 The Company shall take all appropriate
                                    actions to preserve and keep in full force and effect the existence of the Company as a corporation, and the right of the Company to conduct its business in all jurisdictions in which it currently conducts business.

Stock Reserves:                     The Company shall maintain shares of Common
                                    Stock as authorized but unissued, as may be necessary to permit Allied to acquire all of the warrant shares at any time during the exercise period.

Replacement of Warrants:            The Company shall perform all acts required
                                    under the Warrants, including the
                                    re-issuance or replacement of Warrants to Allied upon transfer, exchange, loss or destruction thereof.

Board of Directors:                 The Company shall have board of director
                                    meetings at least quarterly. Allied shall have the right to designate one non-voting observer to attend each meeting at Company expense. Allied shall be notified along with other Directors.

Life Insurance:                     The Company shall maintain life insurance in
                                    the amount of $2,000,000 on the lives of Ramie Tritt and Gerald Benjamin. The policy shall be collaterally assigned to Allied and the senior lender shall have no interest therein.

Duration of Affirmative
Covenants:                          As long as Allied is owed any money or holds
                                    an equity interest in the Company, except that (i) when Allied has been fully repaid, all of the affirmative covenants will terminate with the exception of; information requests, maintain existence, stock reserves, and replacement of warrants and
                                    (ii) when Allied has been repaid and the Company's Common Stock is listed for trading on a national securities exchange, all of the affirmative covenants will terminate.

Future Financing:                   If the Company intends to issue any
                                    subordinated debt or issue any equity
                                    interest or any options, warrants or other rights to acquire any equity interest, (other than (a) shares of Common Stock reserved

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                                    for issuance under the Company's stock
                                    option plans approved by shareholders, (b) the shares of Common Stock issuable upon conversion of the Warrants, (c) securities offered pursuant to a registration statement under the Securities Act of 1933, and (d) securities issued in connection with strategic acquisitions), Allied shall have (i.) absent an IPO a pro rata preemptive right to purchase its share of any equity issuance, and (ii.) a 14 days right of first negotiation with respect to subordinated debt financing. The Company will not close subordinated debt financing with terms more restrictive and/or higher price than that offered by Allied. This right will terminate upon payment in full of the Debentures.

                               NEGATIVE COVENANTS

                                    Substantially the same as the negative
                                    covenants covered in the senior loan term sheet subject to additional covenants as agreed upon by Allied and the Company.

Inside Transactions:                Other than agreements entered into on or
                                    prior to the date hereof and specifically reviewed and approved by Allied and listed in an appendix to the legal documents, the Company shall not enter into any transaction with any officer, director, management employee or affiliate of the Company, except for arrangements similar to those that would be negotiated with an unaffiliated third party. The Company's existing investment banking fee agreement with Premier
                                    Healthcare will be the sole exception.

Mergers; Consolidations:            The Company shall not merge, consolidate or
                                    combine with one or more other persons,
                                    except in connection with a combination
                                    where the Company is the surviving or
                                    successor entity.

Dissipation of Assets:              The Company shall not transfer an equitable,
                                    beneficial or legal interest in assets
                                    having a value in excess of 20% of the value of its total assets (other than the sale of inventory and replacement of equipment in the ordinary course of business).

Change of Business or Entity:       The Company shall not change (i) the
                                    location of its headquarters in which they are presently located, (ii) the nature of its business operations, or (iii) its form of entity.

No Encumbrances:                    The Company shall not permit to exist
                                    against any of its material assets any
                                    encumbrances, except for encumbrances in favor of the senior lender and standard permitted encumbrances.

Distributions:                      The Company will not pay dividends or other
                                    distributions and will not repurchase or redeem any equity interest in the Company.
                                    Repurchase of stock from employees of the Company not to exceed $1 million annually will be allowed provided no default and payment wouldn't render a default.

Subsidiaries; Investments:          The Company will not establish any
                                    subsidiaries or invest in any affiliates unless the subsidiary or affiliate becomes a co-borrower. The Company may only invest excess funds in standard permitted investments and acquisitions meeting the criteria described below.

Additional Indebtedness:            The Company will not incur any indebtedness
                                    other than (i.) permitted senior debt, (ii.)
                                    the Debentures, (iii.) additional debt that is expressly subordinated to the Debentures and does not violate the financial covenants
                                    (iv.) and for other specific indebtedness relating to capitalized leases, purchase money obligations, and the like, consistent with senior bank documents.

Acquisitions:                       The Company may not consummate any
                                    acquisition unless (i) it provides pro forma financial statements demonstrating that, giving effect to the proposed acquisition and the incurrence of all indebtedness related thereto, the Borrower would have been in compliance with its financial covenants, (ii) the consummation of the acquisition would not cause the Company to otherwise be in default hereunder, (iii) on a cumulative basis no more than 75% of the aggregate purchase price for all acquisitions completed during any 12 month period can be made in cash.

Duration of Negative
Covenants:                          As long as Allied is owed any money in the
                                    Company, except that when the Debentures have been repaid in full, all of the covenants will terminate.

                                EVENTS OF DEFAULT

Monetary Defaults:                  Any installment payment of principal,
                                    interest or other charge under the
                                    Debentures is not received within 10
                                    business days of the due date.

Covenant Defaults:                  The Company fails to comply with the
                                    financial covenants. The Company fails to comply with any other covenants or agreements, and such failure continues for a period of 30 calendar days from the date of delivery of written notice.

Misrepresentation:                  Any representation or warranty is materially
                                    untrue when made.

Act of Bankruptcy or
Dissolution:                        The bankruptcy, insolvency, receivership or
                                    dissolution of the Company or any of its material subsidiaries.

Allied Cross-Defaults:              The Company is in default under any of the
                                    other documents relating to the Allied
                                    investment.

Other Cross-Defaults:                A default is declared or otherwise occurs
                                    (after giving effect to grace and cure
                                    periods) under the documents relating to the senior debt or any other indebtedness of the Company in excess of $1,000,000. A default is declared (after giving effect to grace and cure periods) under any other material agreement of the Company and the failure to cure such default could reasonably be expected to have a material adverse effect on the Company. (Note: to be defined with TA but not to include prospective).

Judgments:                          Any judgment obtained against the Company
                                    remains unpaid for over 30 days without a stay of execution or surety bond.

Change of Ownership:                The sale by Dr. Ramie Tritt or Gerald
                                    Benjamin of more than 33% of the Common
                                    Stock that he controls in the Company.

Full Time and Attention:            Dr. Ramie Tritt, ceases to devote full time
                                    and attention to the management of the
                                    Company and/or the affiliated practice,
                                    Atlanta Ear Nose & Throat Associates (AENT) or a suitable replacement, reasonably satisfactory to Allied, is not found within 180 days.

                         REPRESENTATIONS AND WARRANTIES

                                    At closing the Company will make customary representations and warranties as are typical for this type of transaction (including but not limited to the senior loan documents), including the following:

                           (1) All financial statements provided to Allied were prepared in accordance with GAAP, are true and correct in all material respects, and fairly present the Company's operating income and financial condition at the dates presented and for the periods then ended.

                           (2) All projections provided to Allied are based upon assumptions, which the Company believes to be reasonable under the circumstances.

                           (3) No statement or writing furnished to Allied (including the Company's Business Plan/PPM) contains any untrue statement of material fact or omits to state a material fact necessary to make the statement not misleading excluding projections.


                              CONDITIONS TO CLOSING

Senior Lender Conditions
to Closing:                         Company will have satisfied the Senior
                                    Lender's conditions precedent to borrowing outlined in the Senior Lender's term sheet dated June 7, 1999.

Legal Documentation:                The terms of this letter and the summary of
                                    subordination terms will be set forth in customary legal documents acceptable to
                                    Allied and the Company. Counsel to the
                                    Company will supply a legal opinion typical for transactions of this type. Both parties agree to negotiate in good faith.

Material Adverse Change:            There shall occur no material adverse change
                                    prior to closing in the business,
                                    operations, or condition, financial or
                                    otherwise, of the Company and/or its
                                    subsidiaries taken as a whole.

Merger: The completion of the merger offer for the Company's shares on the terms described above under "Use of Proceeds" and compliance with all material legal requirements to Allied's satisfaction.

Closing Date:                       It is expected that the Closing will occur
                                    by September 30, 1999. This commitment
                                    letter and all obligations hereunder will terminate if the transaction has not closed by November 30, 1999

                                FEES AND EXPENSES

Closing Fee:                        Allied will receive an earned and payable
                                    closing fee of 1% or $150,000 at the
                                    Closing.


Due Diligence/Legal Fee:            Upon closing the Company will pay the fees
                                    and expenses for all work done documenting this transaction for Allied by Allied's attorneys. The Company will also reimburse
                                    Allied for any out-of-pocket expenses and fees to perform due diligence on the transaction. The Company will retain separate legal counsel. TA will be obligated to pay the forgoing costs and expenses in the event the transaction does not close for any reason other than a breach by Allied of this commitment.

Closing Costs:                      The Company will pay all closing costs
                                    relating to this transaction, including
                                    out-of-pocket conveyance and recordation fees.

Displacement fee:                   In the event that Allied was prepared to
                                    provide subordinated debt financing in
                                    accordance with the terms of this commitment letter, and the Company or any of its affiliates (collectively the "related parties") consummates the merger or any substantially similar transaction (any such transaction an "alternate transaction") without Allied acting as subordinated debt lender or without Allied providing any substantially similar subordinated debt notes or facilities utilized to complete the merger or any such alternate transaction, TA
                                    Associates will pay Allied $150,000.

Topping Fee:                        In the event the merger is not consummated,
                                    and TA receives a "break-up" fee, "topping" fee, or similar termination fee, TA will pay an amount equal to 10% of TA Associates topping fee net of First Union's and Allied's expenses.









                                          ALLIED CAPITAL CORPORATION



                                          By: /s/ Benjamin Nye
                                             ----------------------------------
                                              J. Benjamin Nye, Principal


Physician Specialty Corp.


By: /s/ Gerald R. Benjamin
   ------------------------------------

T.A. Associates


By: /s/ David Lang
   -------------------------------------